Macquarie Infrastructure Company LLC	EXHIBIT 99.2
125 W. 55th Street
New York, NY 10019
USA

Media Release
MACQUARIE INFRASTRUCTURE COMPANY REPORTS
THIRD QUARTER 2005 FINANCIAL RESULTS
New York, NY — November 14, 2005 - Macquarie Infrastructure Company (the “Company” or “MIC”) (NYSE: MIC) announced the consolidated results of its operations for the quarter ended September 30, 2005. The Company reported net income for the period of $1.3 million or $.05 per share on revenue of $79.9 million. MIC generated cash from operations during the period of $15.9 million. The results reflect the continued growth of MIC’s airport services and district energy businesses, offset by modest losses in its airport parking business and an expected level of return on its investments.
“In addition to reporting continued growth in cash flow from operations this quarter, we are pleased to have announced the acquisition of a 19th fixed base operation by our airport services business,” said Peter Stokes, Macquarie’s Chief Executive Officer. “As important, the strong deal flow that we have discussed in prior quarters resulted in the announcement of our intent to acquire The Gas Company in Hawaii.”
Cash from operations included a $2.0 million share of earnings from the Company’s joint venture ownership of the Yorkshire Link toll road. Results for the quarter were partially offset by due diligence expenses of $1.7 million incurred in connection with an unsuccessful acquisition bid.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was $15.7 million for the quarter. For a reconciliation of net income to EBITDA, please see the last page of this release.
FINANCIAL HIGHLIGHTS
MIC benefited from improved performance in its airport services business and its district energy business offset by modest losses in its airport parking business. Revenue from the airport services, airport parking and district energy businesses increased by 18.5%, 2.8% and 12.7%, on an organic basis, respectively, over the quarter ended September 30, 2004. The Company’s results for the quarter ended September 30, 2005 include the following highlights:
•	Consolidated revenue of $79.9 million — a 35.2% increase over 3Q’04;

•	Consolidated net income of $1.3 million or $0.05 per share;

•	Cash from operations of $15.9 million or $0.59 cents per share;

•	EBITDA (earnings before interest, taxes, depreciation and amortization) of $15.7 million or $0.58 per share;

•	The Company successfully completed the acquisition of an FBO by its airport services business and made the payment of a deposit in connection with its proposed acquisition of The Gas Company which resulted in cash and cash equivalents at quarter end decreasing to $43.5 million from $120.3 million at June 30, 2005.
DIVIDENDS
On November 14, 2005, the Company’s Board of Directors declared a dividend to shareholders for the quarter ended September 30, 2005 of $0.50 per share. Shares of trust stock will trade ex-dividend on December 1, 2005. The dividend will be payable on December 9, 2005 to shareholders of record at the close of business on December 6, 2005.
The Company intends to declare and pay regular quarterly cash distributions on all outstanding shares. The Company anticipates declaring and paying a quarterly distribution for the quarter ending December 31, 2005 of $0.50 per share.
The Company’s dividend policy is based on the predictable and stable cash flows of its businesses and investments. The Company’s intention is to distribute to its shareholders the majority of its cash available for distribution and not to retain significant cash balances in excess of prudent reserves.
ESTIMATED THIRD QUARTER CASH AVAILABLE FOR DISTRIBUTION
The Company believes that EBITDA, in addition to GAAP measures, provides insight into the performance of its operating businesses and its ability to service its obligations and support its ongoing dividend policy. However, EBITDA does not reflect other cash items that management considers in estimating cash available for distribution.
The following table details year-to-date cash receipts and payments that are not reflected on the Company’s income statement in order to provide additional insight into management’s estimate of cash available for distribution. The Company believes that cash generated by its businesses and investments, plus its cash in acquired businesses (net of reserves and including an Atlantic purchase price adjustment) will be sufficient to meet its indicated dividend payments in 2005.
The Company’s airport services, airport parking and district energy businesses experience seasonal fluctuations in revenue, although the causes of seasonality are specific to each. In general, the district energy business revenue is positively correlated to the warmer quarters of the year in which the demand for cooling services increases. Similarly, the airport parking business should benefit from increased leisure travel in the summer and holiday periods. The airport services business revenue tends to be fairly constant with only minor third quarter downturn at those locations dominated by business travel.
In the third quarter of 2005 the Company’s businesses generated $15.9 million, or $.59 per share, in cash from operations. Through the first nine months of 2005 those businesses generated cash from operations of $36.7 million, or $1.36 per share. Again adjusting for timing of certain receipts and payments, the Company now estimates year to date cash available for distribution to be $37.1 million, or $1.37 per share. The year-to-date figure reflects an adjustment to the estimate of cash available for distribution in the second quarter. The adjustment increases the additional cash item “Changes in working capital” in the second quarter by $1.9 million. Estimated cash available for distribution in the third quarter is $.48 per share.

($ Millions)
Cash from operations	$36.7
Additional cash items
Changes in Working Capital	0.9
Maintenance CAPEX	-2.6
Net cash receipts, Aladdin settlement	0.7
Principal payments	-1.2
Prior year dividend	1.7
Unsuccessful acquisition bid	1.7
YLL principal payment received	0.9
Sub Total	38.9

Adjustments
Base management fees	-2.4
GAH acquisition costs	0.9
Investment distRibution annualization	0.4
Maintenance CAPEX annualization	-0.6

Sub Total	-1.7

Estimated Cash Available for Distribution	$37.1

•	Additional cash items and adjustments reflect the following:
•	Normalization of working capital changes including MCG dividend accrued in 2004 and received in 2005;

•	Due diligence costs related to unsuccessful acquisition bid;

•	Base management fees to the Company’s manager that are paid in arrears;

•	General Aviation Holdings (“GAH”) acquisition costs in first quarter income statement data that were funded from IPO proceeds;

•	Expected annual distributions from investments of $21.7 million, up from $21.3 million, and of which $15.9 million has been received year to date;

•	Expected maintenance capex of $5.5 million annually, up slightly from $5.2 million, funded from operating cash flow, but not spent evenly throughout the year.

BUSINESS/SEGMENT HIGHLIGHTS FOR THE QUARTER ENDED SEPTEMBER 30, 2005
     The following is a segment analysis of results from operations for the quarter and year to date periods ended September 30, 2005, compared to results for the quarter and year to date periods ended September 30, 2004, prior to the Company’s acquisition of the businesses in these segments.
     The Company has included EBITDA, a non-GAAP financial measure, on both a consolidated basis as well as for each of its segments as it considers it to be an important measure of its overall performance. The Company believes EBITDA provides additional insight into the performance of its operating companies and its ability to service its obligations and support its ongoing dividend policy.
AIRPORT SERVICES

	Sept	Sept	Quarter on
	Quarter	Quarter	Quarter	9 Months	9 Months	Year on Year
($ in Millions)	2005	2004	Growth %	2005	2004	Growth %

Revenue
Fuel	36.3	25.1	44.4%	100.9	75.0	34.5%
Non Fuel	13.4	9.0	48.3%	40.5	30.5	33.0%

Total Revenue	49.7	34.2	45.5%	141.4	105.5	34.1%

EBITDA	10.4	3.5	197.0%	29.8	13.9	114.7%
For a reconciliation of segment Net Income to EBITDA, please see our report on Form 10-Q
Key Factors Affecting Operating Results
•	Contribution of positive operating results from two new FBOs (GAH) in California acquired in January 2005 and one FBO in Las Vegas acquired in August 2005

•	Higher average dollar per gallon fuel margins at existing locations

•	Fuel volume generally flat year over year

•	Continued increase in fuel prices

•	Higher rental income from new hangers

•	No significant effect on our results from recent hurricanes

•	High 2005 first quarter de-icing revenues
Note: MIC intends to refinance two existing debt facilities at its airport services business with a single debt facility. The existing facilities provide for $196.5 million of term debt, plus a $3 million short term revolver and have a weighted average margin of 2.75%. The new debt facility is expected to provide for aggregate term loan borrowings of $300 million and a $5 million revolver, of which airport services would expect to initially draw $301 million. The new facility is expected to have a term of 5 years. Amounts borrowed under the facility are expected to bear interest at the rate of 1.75% per annum over LIBOR for the first three years and 2.00% per annum over LIBOR in the fourth and fifth years. The airport services business intends to have interest rate swap arrangements in place for a minimum of 75% of the aggregate term loan.

AIRPORT PARKING

	Sept	Sept	Quarter on
	Quarter	Quarter	Quarter	9 Months	9 Months	Year on Year
($ in Millions)	2005	2004	Growth %	2005	2004	Growth %

Revenue	14.5	12.9	11.9%	42.0	38.0	10.5%

EBITDA	3.2	2.8	15.1%	9.4	9.3	0.8%
EBITDA Margin	21.9%	21.3%	2.9%	22.3%	24.5%	-8.8%
For a reconciliation of segment Net Income to EBITDA, please see our report on Form 10-Q
Key Factors Affecting Operating Results
•	An increase in cars out at comparable locations plus revenue at new locations

•	Reduced discounting and promotional activity contributed to the 1.5% increase in average revenue per car out for comparable locations during the quarter

•	Higher EBITDA reflects better operating margins at our comparable locations and lower start up costs related to new locations

DISTRICT ENERGY

	Sept	Sept	Quarter on
	Quarter	Quarter	Quarter	9 Months	9 Months	Year on Year
($ in Millions)	2005	2004	Growth %	2005	2004	Growth %

Revenue
Capacity	4.2	4.1	2.0%	12.4	12.2	1.1%
Consumption	9.8	7.3	33.4%	16.8	12.8	31.3%
Lease and Other	1.8	0.6	209.0%	5.5	1.8	214.3%

Total Revenue	15.8	12.0	31.3%	34.7	26.8	29.6%

EBITDA	5.9	4.2	41.2%	13.2	10.6	24.0%
EBITDA Margin	37.2%	34.6%	7.6%	38.0%	39.7%	-4.3%
For a reconciliation of segment Net Income to EBITDA, please see our report on Form 10-Q
Key Factors Affecting Operating Results
•	Capacity revenue generally increased in-line with inflation

•	Consumption ton-hours sold were higher primarily due to above average temperature in Chicago from June to September

•	EBITDA was higher due to the incremental margin from additional consumption ton-hours sold

TOLL ROADS (YORKSHIRE LINK)
•	The Company recorded a net $2.0 million as its share of the earnings of the Yorkshire Link

•	Cash distributions for the full year 2005 are expected to be approximately $9.6 million including receipt of a one-time debt reserve release of $1.9 million. The Company has received cash distributions totalling $7.7 million year to date.
INVESTMENTS
Macquarie Communications Infrastructure Group (MCG)
•	MCG declared a cash distribution of Australian Dollar 14.6 cents per stapled security on June 20, 2005 for the 6 month period ended June 30, 2005 — the Company received $1.9 million net of withholding taxes in mid-August

•	Cash distributions for the full year 2005 are expected to be approximately $3.6 million net of withholding taxes
South East Water (SEW)
•	As expected, the Company received no distributions from its investment in SEW during the third quarter of 2005

•	For the full year 2005 the Company expects to receive dividends of approximately $8.5 million relating to its investment in SEW

•	Included in the expected dividends is a non-recurring component of approximately $2.6 million
CONFERENCE CALL AND WEB CAST
The Company has scheduled a conference call for 11:00 a.m. Eastern Daylight Time on November 14, 2005, to review the Company’s results.

To listen to the conference call, please dial +1(800) 289-0572 (domestic) or +1(913) 981-5543 (international), at least 10 minutes prior to the scheduled start time. Interested parties can also listen to the live call, which will be webcast at the Company website, www.macquarie.com/mic. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the Internet broadcast.

For interested individuals unable to join the conference call, a replay will be available through November 30, 2005, at +1(888) 203-1112 (domestic) or +1(719) 457-0820 (international), Passcode: 6394723. An online archive of the webcast will be available on the Company’s website for one year following the call.
ABOUT MACQUARIE INFRASTRUCTURE COMPANY
Macquarie Infrastructure Company owns, operates and invests in a diversified group of infrastructure businesses, which provide basic, everyday services, in the United States and other developed countries. Its businesses and investments consist of an airport services business (Atlantic and AvPorts), an airport parking business (PCAA and Avistar), a district energy business (Thermal Chicago and Northwind Aladdin), a 50% interest in the company that operates the Yorkshire Link shadow toll road and investments in South East Water, a UK regulated water utility and in Macquarie Communications Infrastructure Group.
FORWARD LOOKING STATEMENTS
This earnings release contains forward-looking statements. We may, in some cases, use words such as “project”, “believe”, “anticipate”, “plan”, “expect”, “estimate”, “intend”, “should”,

“would”, “could”, “potentially”, or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this presentation are subject to a number of risks and uncertainties, some of which are beyond our control including, among other things: our ability to successfully integrate and manage acquired businesses, make and finance future acquisitions, service, comply with the terms of and refinance our debt, and implement our strategy, decisions made by persons who control our investments including the distribution of dividends, our regulatory environment, changes in air travel, automobile usage, fuel and gas prices, foreign exchange fluctuations, environmental risks and changes in U.S. federal tax law.
Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which we are not currently aware could also cause our actual results to differ. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this release may not occur. These forward-looking statements are made as of the date of this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
“Macquarie Group “ refers to the Macquarie Group of companies, which comprises Macquarie Bank Limited and its worldwide subsidiaries and affiliates.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor enquiries	Media enquiries

Jay A. Davis	Alex Doughty
Investor Relations	Corporate Communications
Macquarie Infrastructure Company	Macquarie Infrastructure Company
(212) 231-1825	(212) 231-1710

MACQUARIE INFRASTRUCTURE COMPANY TRUST
CONSOLIDATED CONDENSED BALANCE SHEETS
As of September 30, 2005 and December 31, 2004
($ in thousands, except share amounts)

	September 30,	December 31,
	2005	2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$43,497	140,050
Restricted cash	1,113	1,155
Accounts receivable, less allowance for doubtful accounts of $845 and $1,359	21,228	12,312
Dividend receivable	—	1,743
Inventories	2,104	1,563
Prepaid expenses	4,946	4,186
Deferred income taxes	1,622	1,452
Other	3,981	5,308

Total current assets	78,491	167,769
Property, equipment, land and leasehold improvements, net	311,296	284,744
Other assets:
Restricted cash	17,293	16,790
Equipment lease receivables	44,092	45,395
Investment in unconsolidated business	70,039	79,065
Investment, cost	36,338	39,369
Securities, available for sale	74,862	71,263
Related party subordinated loan	20,043	21,748
Goodwill	234,931	217,576
Intangible assets, net	310,509	254,530
Deposits and deferred costs on acquisition	15,429	—
Fair value of derivative instruments	4,923	724
Other	9,971	9,514

Total assets	$1,228,217	1,208,487

Liabilities and stockholders’ equity
Current liabilities:
Due to manager	$2,644	12,306
Accounts payable	13,203	10,912
Accrued expenses	13,603	11,980
Current portion of capital leases and notes payable	2,067	1,242
Current portion of long-term debt	97	94
Other	4,063	2,991

Total current liabilities	35,677	39,525
Capital leases and notes payable, net of current portion	2,104	1,755
Long-term debt, net of current portion	449,244	415,074
Related party long-term debt	18,533	19,278
Deferred income taxes	123,204	123,429
Fair value of derivative instruments	1,325	286
Other	5,616	4,329

Total liabilities	635,703	603,676
Minority interests	9,107	8,515

Stockholders’ equity:
Trust stock, no par value; 500,000,000 shares authorized; 27,050,745 shares issued and outstanding, at September 30, 2005, 26,610,100 shares issued and outstanding at December 31, 2004	596,548	613,265
Accumulated other comprehensive (loss) income	(2,412)	619
Accumulated deficit	(10,729)	(17,588)

Total stockholders’ equity	583,407	596,296

Total liabilities and stockholders’ equity	$1,228,217	$1,208,487

MACQUARIE INFRASTRUCTURE COMPANY TRUST
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
For the Quarter and Nine Months Ended September 30, 2005, the Quarter Ended September 30, 2004
And the Period from April 13, 2004 (inception) — September 30, 2004
(Unaudited)
($ in thousands, except per share amounts)

				Period From
			Nine Months	April 13, 2004
	Quarter Ended	Quarter Ended	Ended	(inception)
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

Revenue
Revenue from fuel sales	$36,298	$—	$100,928	$—
Service revenue	42,317	—	113,268	—
Financing and equipment lease income	1,320	—	3,993	—

	79,935	—	218,189	—

Costs and expenses
Cost of fuel sales	21,631	—	58,434	—
Cost of services	22,997	—	59,973	—
Selling, general and administrative expenses	21,243	2,023	59,147	4,604
Fees to manager	2,609	—	6,761	—
Depreciation	1,506	—	4,253	—
Amortization of intangibles	3,498	—	9,818	—

Operating income (loss)	6,451	(2,023)	19,803	(4,604)

Other income (expense)
Dividend income	116	—	6,300	—
Interest income	893	—	3,252	—
Interest expense	(8,034)	—	(23,303)	—
Equity in earnings and amortization charges of investee	1,954	—	2,468	—
Other income (expense), net	122	—	(533)	—

Net income (loss) before income taxes and minority interests	1,502	(2,023)	7,987	(4,604)
Income tax expense	220	—	799	—

Net income (loss) before minority interests	1,282	(2,023)	7,188	(4,604)
Minority interests	(24)	—	329	—

Net income (loss)	$1,306	$(2,023)	$6,859	$(4,604)

Basic earnings (loss) per share:	$0.05	$(20,230)	$0.26	$(46,040)

Weighted average number of shares of trust stock outstanding: basic	27,050,745	100	26,875,416	100

Diluted earnings (loss) per share:	$0.05	$(20,230)	$0.25	$(46,040)

Weighted average number of shares of trust stock outstanding: diluted	27,108,789	100	26,902,843	100

Cash dividends declared per share	$0.50	$—	$1.0877	$—

MACQUARIE INFRASTRUCTURE COMPANY TRUST
CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2005
And the Period from April 13, 2004 (inception) — September 30, 2004
(Unaudited)
($ in thousands)

		Period From April
		13, 2004 (inception)
	Nine Months Ended	September 30,
	September 30, 2005	2004

Operating activities
Net income (loss)	$6,859	$(4,604)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		—
Depreciation and amortization of property and equipment	10,123	—
Amortization of intangible assets	9,818	—
Loss on disposal of equipment	16
Equity in earnings and amortization charges of investee	2,970	—
Amortization of finance costs	851	—
Deferred rent	1,742	—
Deferred revenue	93	—
Equipment lease receivable	1,256	—
Minority interests	329	—
Noncash compensation	266	—
Other noncash expenses, net	108	—
Accrued interest expense on subordinated debt-related party	757	—
Accrued interest income on subordinated debt-related party	—	—
Changes in current assets and liabilities, net of acquisition:
Accounts receivable	(6,713)	—
Inventories	(302)	—
Prepaid expenses and other current assets	530	—
Accounts payable and accrued expenses	3,486	—
Due to manager	2,426	985
Due to Parent	—	3,619
Other	2,078	—

Net cash provided by operating activities	36,693	—
Investing activities
Acquisition of businesses and investments, net of cash acquired	(109,746)	—
Deposits and deferred costs on future acquisitions	(15,429)
Goodwill adjustment	694	—
Purchases of property and equipment	(7,502)	—
Principal proceeds from subordinated loan	914	—

Net cash used in investing activities	(131,069)	—
Financing activities
Proceeds from debt	32,000	—
Proceeds from line of credit facility	700	—
Contributions received from minority shareholders	1,553	—
Distributions paid to shareholders	(29,423)	—
Debt financing costs	(1,674)	—
Distributions paid to minority shareholders	(1,289)	—
Payment of long-term debt	(81)	—
Offering costs paid	(1,934)	—
Change in restricted cash	(551)	—
Payment of notes and capital lease obligations	(1,105)	—

Net cash used in financing activities	(1,804)

Effect of exchange rate changes on cash	(373)	—

Net change in cash and cash equivalents	(96,553)	—
Cash and cash equivalents at beginning of period	140,050	—

Cash and cash equivalents at end of period	$43,497	$

Supplemental disclosures of cash flow information:
Income taxes paid	$2,060	$—

Interest paid	$21,757	$—

Acquisition of property and equipment under capital leases	$1,699	$—

MACQUARIE INFRASTRUCTURE COMPANY TRUST
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA
For the Quarter and Nine Months Ended September 30, 2005, the Quarter ended September 30, 2004 and the Period from April 13, 2004 (inception) — September 30, 2004
(Unaudited)
($ in thousands)

			Nine Months	April 13, 2004
	Quarter Ended	Quarter Ended	Ended	(inception)
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

Net income (loss)	$1,306	$(2,023)	$6,859	$(4,604)
Interest expense, net	7,141	—	20,051	—
Income taxes	220	—	799	—
Depreciation (1)	3,491	—	10,123	—
Amortization (2)	3,498	—	9,818	—

EBITDA	$15,656	$(2,023)	$47,650	$(4,604)

(1)	Includes depreciation expense of $2.0 million for the quarter ended September 30, 2005 and $5.9 million for the nine months ended September 30, 2005 for the airport parking business and the district energy business which is included in cost of services on our consolidated condensed statement of operations.

(2)	Does not include $1.2 million and $3.6 million of amortization expense related to intangible assets in connection with our acquisition of our toll road business for the quarter and the nine months ended September 30, 2005, respectively.